

September 25, 2013

Via E-mail
Ms. Alison A. Cornell
Corporate Vice President &
Chief Financial Officer
Covance, Inc.
210 Carnegie Center
Princeton, NJ 08540

Re: Covance, Inc.
Form 10-Q for the Quarterly Period Ended June 30, 2013
Filed August 1, 2013
File No. 001-12213

Dear Ms. Cornell:

We have limited our review of your filing to the issue we have addressed in our comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information you provide in response to this comment, we may have additional comments and/or request that you amend your filing.

Liquidity and Capital Resources, page 28

1. Please provide us proposed disclosure to be provided in future periodic reports, starting with your Form 10-Q for the quarterly period ended September 30, 2013, that discusses the underlying cause(s) for the increase/decrease in days sales outstanding (accounts receivable, unbilled services and unearned revenue) for each period presented and the expected effects of each underlying cause on your future results of operations, financial position and liquidity.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comment or changes to disclosure in response to the staff comment do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert the staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Don Abbott, Review Accountant, at (202) 551-3608 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant